

September 28, 2011

Via E-mail
Mr. Igor Dmitrowsky
Chief Executive Officer
Baltia Air Lines, Inc.
63-25 Saunders Street, Suite 71
Rego Park, New York 11374

> **Re:** **Baltia Air Lines, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 18, 2011**
> **File No. 001-14519**

Dear Mr. Dmitrowsky:

We have reviewed your supplemental response letter, dated September 15, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 13. Certain Relationships and Related Transactions

1. We note your response to prior comment 7. It does not appear that Instruction 4.a to Item 404(a) of Regulation S-K is applicable to the transaction you describe in your response. Please provide us with your proposed revised related party transaction disclosure in your response.

Signatures

2. We note your response to prior comment 13. We may have further comment upon review of the revised signature page included in your amended Form 10-K.

Exhibits

3. We note your response to prior comment 14 and reissue. It appears that each of five agreements requested in our prior comment are material to you and should be filed as exhibits to your amended Form 10-K. Please provide us with copies of each of these agreements. To the extent you continue to believe that a particular agreement is not material, please set forth your materiality analysis in your response, including an analysis why you are not substantially dependent on that particular agreement. If you wish to request confidential treatment for portions of any exhibit, please refer to Exchange Act Rule 24b-2, which sets forth the procedures for requesting confidential treatment of information contained in documents filed with the SEC.

Exhibit 31.1

4. We note your response to prior comment 15. We may have further comment upon review of the revised certification filed as an exhibit to your amended Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-3217 or me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief